UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-41291

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Meihua International Medical Technologies Co., Ltd., a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting of the holders of the Company’s shares (the “Meeting”) on November 8, 2025 at 9:00 AM Eastern time at the Company’s headquarters located at 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, People’s Republic of China 225000. Holders of a total of 38,358,424 out of a total of 55,904,468 ordinary shares (the “Ordinary Shares”) issued and outstanding and entitled to vote at the Meeting, that one or more members of the Company was present in person or by proxy holding at least a majority of the paid up voting share capital of the Company, and that a quorum for the transaction of business was present at the Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	It is resolved as an ordinary resolution that, with immediate effect:

(a)

(i)	every one hundred (100) issued and unissued ordinary shares of par value USD0.0005 each of the Company be consolidated into one (1) consolidated ordinary share (each a “Consolidated Ordinary Share”) of par value USD0.05 each, such Consolidated Ordinary Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save as to nominal value) as contained in the existing memorandum and articles of association of the Company; and

(ii)	every one hundred (100) issued and unissued preferred shares of par value USD0.0005 each of the Company be consolidated into one (1) consolidated preferred share (each a “Consolidated Preferred Share”) of par value USD0.05 each, such Consolidated Preferred Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save as to nominal value) as contained in the existing memorandum of association and articles of association of the Company,

(together, the “Share Consolidation”), so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 80,000,000 ordinary shares of par value USD0.0005 each and (ii) 20,000,000 preferred shares of par value USD0.0005 each to USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 200,000 preferred shares of par value USD0.05 each.

(b)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares (together with 1(a), the “Share Consolidation Proposal”).

For	Against	Abstain
38,304,099	34,500	27

2.	It is resolved as an ordinary resolution that, immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 200,000 preferred shares of par value USD0.05 each to USD500,000,000 divided into (i) 8,000,000,000 ordinary shares of par value USD0.05 each and (ii) 2,000,000,000 preferred shares of par value USD0.05 each, by the creation of 7,999,200,000 ordinary shares of USD0.05 each and 1,999,8000,000 preferred shares of USD0.05 each (the “Increase of the Authorized Share Capital”).

For	Against	Abstain
38,076,285	260,946	1,395

3.	It is resolved as a special resolution that, immediately following the Increase of the Authorized Share Capital:

(a)	7,000,000,000 of the authorized ordinary shares of par value USD0.05 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 7,000,000,000 class A ordinary shares of par value USD0.05 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares;

(b)	1,000,000,000 of the authorized but unissued ordinary shares of par value of USD0.05 each in the Company will be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value USD0.05 each (the “Class B Ordinary Shares”), which shall have the rights and subject to the restrictions set forth in the second amended and restated memorandum and articles of association to be adopted by the Company pursuant to resolution 4 below, will be created; and such that the authorized share capital of the Company shall become USD500,000,000 divided into (i) 7,000,000,000 Class A Ordinary Shares of a par value of USD0.05 each; (ii) 1,000,000,000 Class B Ordinary Shares of a par value of USD0.05 each and (c) 2,000,000,000 preferred shares of a par value of USD0.05 each (the “Share Capital Amendment”), and that following the Share Capital Amendment having taken effect, and upon the Company’s receipt of the consent to repurchase and application for shares as duly executed by Bright Accomplish Limited (“BAL”), the Company shall repurchase 159,350 Class A Ordinary Shares held by BAL, all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 159,350 Class B Ordinary Shares to BAL, and such issuance of 159,350 Class B Ordinary Shares to BAL be and is hereby approved and confirmed (collectively, the “Share Capital Amendment Proposal”).

For	Against	Abstain
38,077,397	260,946	283

4.	It is resolved as a special resolution that, conditional upon the Share Consolidation Proposal, the Increase of Authorized Share Capital and the Share Capital Amendment Proposal having been duly approved by the shareholders of the Company, the amended and restated memorandum and articles of association of the Company adopted by special resolutions dated December 21, 2020, be amended and restated by the deletion in their entirety and by the substitution in their place of the second amended and restated memorandum and articles of association in the form as attached hereto as Appendix A (the “Amended M&AA”) to reflect, inter alia, the proposed resolutions set forth herein.

For	Against	Abstain
38,075,653	218,169	44,804

5.	It is resolved as an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

For	Against	Abstain
38,075,653	218,169	44,804

6.	It is resolved as an ordinary resolution that any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation Proposal, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

For	Against	Abstain
38,075,653	218,169	44,804

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2025

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

By:	/s/ Leyi Lee
Name:	Leyi Lee
Title:	Chief Executive Officer

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